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                       SECURITIES & EXCHANGE COMMISSION

                            Washington,  DC  20549

                    _____________________________________

                                  FORM 11-K

                                ANNUAL REPORT

                         Commission File No. 1-10756
                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

              For the Plan's fiscal year ended December 31, 1993

                 ___________________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CARLISLE PLASTICS, INC.
                          RETIREMENT INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CARLISLE PLASTICS, INC.
                               ONE UNION STREET
                              BOSTON, MA  02108

         This Form 11-K consists of 15 pages (including exhibits). The index to exhibits is set forth on page 3.

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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Carlisle Plastics, Inc. Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 29, 1994                       CARLISLE PLASTICS, INC.
                                           RETIREMENT INVESTMENT PLAN

                                           By  /s/ Rajiv P. Bhatt
                                              ---------------------------------
                                                   Rajiv P. Bhatt
                                                   Member of the Administrative
                                                   Committee

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INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Carlisle Plastics, Inc. Retirement Investment Plan

We are engaged to audit the accompanying statements of net assets available for plan benefits of Carlisle Plastics, Inc. Retirement Investment Plan (the Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the Plan's 1993 financial statements provides a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, in 1992 the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the 1992 information summarized in Note 4, which was certified by First Trust of Saint Paul, trustee and money manager, except for comparing the information with the related information included in the December 31, 1992 financial statements and supplemental schedules. We have been informed by the plan administrator that First Trust of Saint Paul holds the plan's investment assets and executes investment transactions. The plan administrator has obtained certification from First Trust of Saint Paul as of and for the years ended December 31, 1993 and 1992 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion of the Plan's financial statements and supplemental schedules as of December 31, 1992 taken as a whole. The form and content of the information included in the 1992 financial statements and supplemental

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schedules, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 1993 financial statements referred to above present fairly, in all material respects, the information regarding the Plan's net assets available for plan benefits as of December 31, 1993 and the related statement of changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the 1993 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic 1993 financial statements taken as a whole.


Deloitte & Touche
May 18, 1994

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The financial statements required by Form 11-K are being filed under cover of
Form SE on June 30, 1994.